UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check  One):  [ ] Form  10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
               [ ] Form N-SAR


               [ ] For  Period  Ended: September 30, 1997
               [ ] Transition   Report   on   Form   10-K
               [ ] Transition   Report   on   Form   20-F
               [ ] Transition   Report   on   Form   11-K
               [ ] Transition   Report   on   Form   10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:___________________________

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  Read Instruction Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     Franklin Credit Management Corporation
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Full Name of Registrant


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Former Name if Applicable

     Six Harrison Street
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Address of Principal Executive Office (Street and Number)

     New York, NY 10013
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Rider I
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        J. Michael Mayerfeld           (212)                       715-9346
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          (Name)                      (Area Code)             (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [x] Yes [ ] No

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(3)  Is  it  anticipated  that  any  significant  change  in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so, attach an explanation of the anticipated change,
     both   narratively   and   quantitatively,    and,   if
     appropriate,   state  the  reasons  why  a   reasonable
     estimate of the results cannot be made.

     See Rider II
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                    Franklin Credit Management Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      11/17/97                     By /s/ Joe Caiazzo
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                                         Joseph Caiazzo, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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

                                     Rider I


         Due to the  occurrence  of certain  unusual  events  during the quarter ended September 30, 1997 and Registrant's reconsideration of the characterization of certain of its litigation receivables, the Company did not complete its consultations with its independent auditors prior to the deadline for its Form 10-QSB for the fiscal quarter ended September 30, 1997. Registrant believes that its Form 10-QSB will be filed, within the grace period provided for under Rule 12b-25.

                                    Rider II


         Registrant expects its results of operations to have increased to net income of approximately $84,000 for the fiscal quarter ended September 30, 1997, from an operating loss of $48,141 for the fiscal quarter ended September 30, 1996. This increase resulted from both changes to operating income and certain unusual events.

         Operating income is estimated to have increased to approximately $525,000 for the fiscal quarter ended September 30, 1997 from a loss of $62,277 for the fiscal quarter ended September 30, 1996. This increase reflected increases in purchase discount earned, resulting from increased purchases of notes receivable, increased gain on sale of restructured notes receivable, gain on sale of OREO, decreased service fees on senior debt and decreased provision for loan losses, which were only partially offset by increased interest expense, personnel expense, OREO expense and litigation expense.

         The unusual events depressed the increase in operating income. These events included a $1.5 million charge to income incurred to create a reserve for a portfolio of loans purchased by the Registrant that it now believes will be largely uncollectible. Registrant believes that it was defrauded in such purchase and has filed suit seeking recision or damages. Registrant's litigation counsel has advised Registrant that it believes that Registrant has a substantial probability of prevailing in such suit. This charge was partially offset by increased litigation proceeds reflecting the recharacterization of certain litigation receivables of Registrant as a result of their collection history to date and decreased provision for income taxes reflecting the Company's overestimation of its tax liabilities during the first six months of 1997, a result of its overly-conservative assumption that its available loss carry forwards would be exhausted in its 1996 tax return, which was filed on September 15, 1997.